As filed with the Securities and Exchange Commission on August 21, 1996
                                               Registration No.


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-8
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                                   SAWTEK INC.
             (Exact name of registrant as specified in its charter)

           Florida             1818 South Highway 441        59-1864440
   (State of incorporation)     Apopka, Florida 32703     (I.R.S. Employer
                                (Address of Principal     Identification No.)
                                 Executive offices)

                                   SAWTEK INC.
              AMENDED AND RESTATED 1983 INCENTIVE STOCK OPTION PLAN
                            (Full title of the plan)

                                Steven P. Miller
                                   SAWTEK INC.
                             1818 South Highway 441
                              Apopka, Florida 32703
                     (Name and address of agent for service)

                                 (407) 886-8860
          (Telephone number, including area code, of agent for service)
                         ------------------------------
                                   Copies to:

                             William A. Grimm, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                       255 S. Orange Avenue, P.O. Box 231
                           Orlando, Florida 32802-0231
                                 (407) 843-7860
                         -------------------------------

               Approximate  date of  commencement of proposed
               sale to the public:  From time to time after this
               Resigtration Statement becomes effective.
                         -------------------------------

                             CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
  Title of                  Proposed Maximum   Proposed Maximum    Amount of
Securities to  Amount to be   Offering Price   Aggregate Offering  Registration
be Registered   Registered      Per Share             Price             Fee
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Common Stock,
$0.0005 par
value           1,807,045       $10.9896         $19,858,701.73     $6,847.83
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h). The offering price and registration fee are calculated by adding together (a) the product that results from multiplying 1,060,460 shares, which is the number of shares of Common Stock registered as a part of this Registration Statement as to which options have been granted but not exercised under the Sawtek Inc. Amended and Restated 1983 Incentive Stock Option Plan (the "Plan"), by $0.59796 per share, which is the weighted average exercise price of such options, and (b) the product that results from multiplying 746,585 shares, which is the number of shares of Common Stock registered as a part of this Registration Statement as to which options have been exercised under the Plan, by $25.75 per share, which is the average of the bid and asked prices of the Company's shares of Common Stock on the NASDAQ National Market System on August 15, 1996.

PART I.  INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         Pursuant to subsection C of the General Instructions for Form S-8, this Registration Statement contains a Prospectus which meets the requirements of
Part I of Form S-3 and relates to reoffers and resales of the shares of Common Stock, par value $0.0005 per share, of Sawtek Inc. acquired by certain persons pursuant to the Sawtek Inc. Amended and Restated 1983 Incentive Stock Option Plan (the "Plan").

         The information required by Part I of Form S-8 is included in documents sent or given to participants in the Plan pursuant to Rule 428(b)(1) under the Securities Act of 1933, as amended (the "Securities Act").

                                   SAWTEK INC.

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K
                  Showing Location in Prospectus of Information
                     Required by Items of Part I of Form S-3

- -------------------------------------------------------------------------------
        Registration Statement
        Item Number and Caption               Caption or Location in Prospectus

Forepart of the Registration Statement
and Outside Front Cover Page of Prospectus.........Outside Front Cover Page

Inside Front and Outside Back Cover Pages
of Prospectus......................................Inside Front Cover Page;
                                                   Outside Back Cover Page

Summary Information, Risk Factors and
Ratio of Earnings to Fixed Charges.................The Company; Risk Factors

Use of Proceeds....................................Use of Proceeds

Determination of Offering Price....................Not Applicable

Dilution...........................................Not Applicable

Selling Security Holders...........................Selling Shareholders

Plan of Distribution...............................Plan of Distribution

Description of Securities to Be Registered.........Not Applicable

Interests of Named Experts and Counsel.............Legal Matters; Experts

Material Changes...................................Not Applicable

Incorporation of Certain Information by
Reference..........................................Incorporation of Documents
                                                   by Reference

Disclosure of Commission Position on
Indemnification for Securities Act
Liabilities........................................Not Applicable

- -------------------------------------------------------------------------------

                                   PROSPECTUS


                                   SAWTEK INC.
                         746,585 Shares of Common Stock
                                $0.0005 par value


         This Prospectus relates to the contemplated resale, from time to time, of up to 746,585 shares (the "Shares") of Common Stock, $0.0005 par value ("Common Stock"), of Sawtek Inc., a Florida corporation ("Sawtek" or the "Company"), which have been acquired by certain employees, former employees and officers (the "Selling Shareholders") pursuant to the Company's Amended and Restated 1983 Incentive Stock Option Plan (the "Plan"). See "Selling Shareholders." It is anticipated that the Selling Shareholders will offer the Shares for sale from time to time at prices based upon prevailing market prices. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

         The Company will pay all the expenses of this registration. The Selling Shareholders, however, will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of their Shares of Common Stock and their respective legal expenses. The Shares may be sold by Selling Shareholders directly or through underwriters, dealers or agents in market transactions or in privately-negotiated transactions. See "Plan of Distribution."

         The Company's Common Stock is listed on the NASDAQ National Market System under the symbol "SAWS." On August 15, 1996, the average of the bid and asked price of the Common Stock was $25.75 per share.
                                  ------------

THE SHARES OFFERED HEREBY INVOLVED A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 10.
                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION MAY NOT BE LAWFULLY MADE.

                  The date of this Prospectus is August 21, 1996.

                                TABLE OF CONTENTS


                                                                    PAGE


AVAILABLE INFORMATION ..........................................      8

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ................      9

THE COMPANY ....................................................     10

RISK FACTORS ...................................................     11

USE OF PROCEEDS ................................................     16

SELLING SHAREHOLDERS ...........................................     17

PLAN OF DISTRIBUTION ...........................................     19

LEGAL MATTERS ..................................................     20

EXPERTS.........................................................     21

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its following regional offices: Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Company has filed with the Commission a Registration Statement on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. The Registration Statement, including exhibits, may be inspected without charge at the principal reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained upon payment of fees prescribed by the Commission from the Public Reference Section of the Commission at its principal office in Washington, D.C. set forth above. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

         The Company's Common Stock is listed on the NASDAQ National Market System under the symbol "SAWS." All of the reports required to be filed by the Company with the NASDAQ National Market System and other information concerning the Company can be inspected at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission are hereby incorporated by reference in this Prospectus:

         (1)  the Company's Prospectus on Form S-1, effective as of April 29,
1996;

         (2) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and

         (3) the Company's description of the Common Stock contained in a registration statement filed on Form 8-A under the Exchange Act on April 23, 1996 and made effective on April 29, 1996.

         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus but prior to the termination of this offering to which this Prospectus relates, shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents (unless such exhibits have been specifically incorporated by reference therein). Requests for such copies should be directed to the Company's Chief Financial Officer, at the principal executive offices of the Company at 1818 South Highway 441, Apopka, Florida 32703, telephone (407) 886-8860.

                                   THE COMPANY

         Sawtek Inc. ("Sawtek" or the "Company") designs, develops, manufactures and markets a broad range of electronic signal processing components based on surface acoustic wave ("SAW") technology. The Company's primary product focus is custom designed, high performance bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. These products are used in a wide array of microwave and radio frequency ("RF") systems, such as Global System for Mobile communications ("GSM") and Code Division Multiple Access ("CDMA") based digital telephone systems, digital microwave radios, wireless local area networks ("WLAN") cable television equipment and a variety of defense and satellite systems. Sawtek's products offer key advantages over products based on alternative technologies and address rapidly growing needs in telecommunications, data communications, video transmission, military and space systems and other markets. Sawtek's commercial customer base, which currently accounts for more than 80% of net sales, includes leading telecommunications equipment producers, such as Alcatel, Ericsson, LGIC (Lucky GoldStar), Lucent Technologies (formerly AT&T), Motorola, Nokia, Omnipoint and Qualcomm.

         The wireless communications industry is experiencing significant worldwide growth. Improvements in wireless communications products such as cellular, personal communications services/networks ("PCS/PCN"), global satellite telephones and wireless data systems are contributing to this growth. Wireless communications systems can offer the functional advantages of wired communication systems without the costly and time consuming development of an extensive wired infrastructure. In addition, new digital telecommunications standards and technology are rapidly emerging to provide the performance improvements necessary to address overcrowding of existing cellular systems. SAW technology is an enabling solution which meets the more demanding performance, size and reliability requirements of these numerous and developing wireless voice, data and video applications.

         As a leading worldwide supplier of SAW-based components, Sawtek has designed and manufactured more than 1,500 different SAW products that operate from 10 MHz to nearly 3 GHz for both commercial and military applications. The Company's products, comprising one of the broadest SAW product lines in the industry, are used by diverse original equipment manufacturers in numerous applications ranging from basestation and handheld telecommunications applications in digital telephone systems to state-of-the-art, high performance SAW-based subsystems. The Company's proprietary computer aided design ("CAD") and analysis software tools support rapid and accurate SAW device design and simulation, enabling Sawtek and its customers to achieve timely new product development.

         Sawtek intends to leverage its advanced design and manufacturing technology and strong customer relationships to become a leading worldwide provider of SAW components for high volume, wireless communications systems applications. Furthermore, the Company expects to continue to build its leadership position in the development and production of both custom and standard SAW devices for industrial and "high end" commercial market applications and to remain the dominant supplier of custom designed SAW components and SAW-based subsystems to the military and space industry. The markets and applications served by the Company demand a diverse mixture of SAW products requiring a flexible manufacturing approach, and the Company intends to further expand its high volume, automated manufacturing capacity as customer needs dictate.

         The Company was incorporated in Florida in 1979. Unless the context otherwise requires, all references in this Prospectus to the Company refer to Sawtek Inc. and its wholly owned subsidiaries. The Company's principal executive offices are located at 1818 South Highway 441, Apopka, Florida 32703, and its telephone number is (407) 886-8860.

                                  RISK FACTORS


         The shares offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

         Fluctuations in Quarterly Results; Backlog. The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors. Historically, the first quarter of each fiscal year for the Company has been lower in net sales and net income than the previous quarter (the fourth quarter of the previous fiscal year). There are a number of operating factors that can cause fluctuations in quarterly results, the most significant of which is product mix, which is determined by different customer requirements. In the event of a change in the product mix, the average selling price and gross margin may be lower. Other factors that can affect quarterly results are delays in production caused by the installation of new equipment, the level of orders that are received and can be shipped in any quarter, price competition, fluctuations in manufacturing yields, availability of manufacturing capacity, market acceptance of product, increased direct labor and overhead, delays in receiving equipment from suppliers, customer over-ordering followed by order cancellations, and cancellation or rescheduling of orders for any reason.

         The Company's purchase orders may be terminated by the Company's customers with prior notice, typically 60 to 90 days. Such orders are often large and intended to satisfy customers' long-term needs. Accordingly, the Company's backlog is not necessarily indicative of future product sales, and the Company may be materially adversely affected by a delay or cancellation of a small number of purchase orders. In addition, the Company's expense levels are based in significant part on the Company's expectations of future product sales and therefore are relatively fixed in the short term. If net sales are below expectations, operating results would be materially adversely affected. Consequently, the Company's results of operations for any quarter are not necessarily indicative of results for any future period. Furthermore, the Company's results of operations may be subject to economic downturns in the electronics industry. Due to the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected.

         Capacity Limitations; Manufacturing Risks. The Company is limited in its capacity to produce and deliver SAW devices, primarily for telecommunications applications. As a result of a rapid influx of orders over the past 12 months, the Company has been unable to meet the requested delivery times of its customers. Because of the long delivery times, several of the Company's largest customers have expressed the need to find other sources of supply for SAW devices. A continuation of this condition may cause existing or new customers to develop other sources of supply or develop an internal capability to produce SAW devices to meet their requirements. If customers develop other sources of supply, external or internal, and the Company is unable to identify new customers in a timely manner, the Company's business, financial condition and results of operations would be materially adversely affected. To meet the demand for its products, the Company is working to increase its manufacturing capabilities by hiring new personnel, completing the construction of new facilities, purchasing new equipment and custom building new equipment. Any delays in hiring and training new personnel, completing such construction, or purchasing or building new equipment could result in a continuation of lengthy delivery times and further encourage customers to find alternate sources of supply. The Company's manufacture of SAW devices involves processes that may have yield problems from time to time, the causes of which are often difficult to determine. While yield problems have not been a significant factor in limiting production capacity in the past, a material and continuing reduction in yields at any stage of the manufacturing process would have a material adverse effect on the Company's ability to meet its quoted delivery times, which would exaggerate the capacity limitation risk described above and would have a material adverse effect on the operations of the Company.

         Limited Sources of Supply. The Company has a limited number of suppliers for certain critical raw materials, components and equipment used by the Company in manufacturing SAW devices. While historically the Company has not experienced difficulty in obtaining needed supplies and equipment, synthetic crystal material and wafer fabrication equipment could potentially be difficult to obtain. The synthetic quartz material used by the Company, and purchased from third parties, may require up to six months to grow. Currently, few wafer producers have the expertise and capacity necessary to satisfy the Company's wafer requirements. A failure of the Company to anticipate its needs for high quality quartz could result in a shortage of quartz material available to the Company. The Company purchases used semiconductor fabrication equipment, which it modifies and refurbishes for its needs. If the Company is unable to satisfy its requirements for quartz or other raw materials or to obtain and maintain appropriate fabrication equipment, the Company's business, financial condition and results of operations would be materially adversely affected. There can be no assurance that the Company will be able to secure adequate supplies of materials.

         Dependence on Continuing Demand for Wireless Communications Services and CDMA Technology. Approximately 56% of the Company's net sales for the last fiscal quarter were derived from sales of SAW devices for application for wireless communications systems. Any economic, technological or other force that causes a reduction in demand for telecommunications services will cause a reduction in the need for performance upgrades to existing basestations and in the installation of new basestations, which could have a material adverse effect on the Company's business, financial condition and results of operations. As basestations are installed and upgraded, domestically and internationally, the market for SAW devices installed in such basestations may ultimately become saturated. The life of SAW devices is typically in excess of 20 years, and a market for replacement devices for basestations may not develop.

         Although the Company's SAW devices are being used in GSM basestations, a significant portion of the Company's SAW devices for cellular basestations is being installed in CDMA-based systems. CDMA technology has not yet been implemented on a commercial scale in fully operational cellular, PCS/PCN or wireless local loop ("WLL") systems. There can be no assurance that unforeseen complications will not arise in the scale-up and operation of CDMA-based systems that could materially delay or limit the commercial use of CDMA technology. Such delay or limitation would have a material adverse effect on the Company's business, operating results and financial condition.

         Dependence on a Limited Number of Customers. A relatively limited number of customers have historically accounted for a significant portion of the Company's net sales. In fiscal 1995 and for the nine months ended June 30, 1996, net sales to the Company's top 10 customers accounted for approximately 60% and 73% respectively, of total net sales. In the nine months ended June 30, 1996, the Company's top three customers accounted for approximately 31%, 11% and 8% of total net sales. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of its net sales in the foreseeable future. In addition, a substantial portion of the Company's products are designed to address the needs of individual customers. Accordingly, the Company's future success depends in significant part upon the decision of the Company's current customers to continue to purchase products from the Company, as well as the decision of prospective customers to develop and market systems that incorporate the Company's products. There can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If the Company were to lose one or more of its most significant customers, or if orders by such customers were otherwise decreased or delayed, the Company's business, financial condition and results of operations could be materially adversely affected. See "-Fluctuations in Quarterly Results; Backlog."

         Dependence on New Products; Technological Change. Future growth of the Company's business is dependent on the Company's ability to develop new or improved SAW devices on a timely basis. The Company's product development resources are limited, requiring the Company to allocate such resources among a limited number of product development projects. Failure by the Company to allocate its product development resources to products that meet market needs could have a material adverse effect on the Company's future growth. The success of new products may also depend on timely completion of new product designs, quality of new products and market acceptance of customer products.

         The markets for products offered by the Company are characterized by rapidly changing technology and evolving industry standards. If technology supported by the Company's products becomes obsolete or fails to gain widespread commercial acceptance, the Company's business may be materially adversely affected. Accordingly, the Company believes that continued significant expenditures for research and development will be required. In the past, the Company has depended on customer funded non-recurring engineering charges for a significant portion of its product development expenditures. There can be no assurance that such customer funding will continue in the future, which may require the Company either to reduce the scope of its product development or allocate increased internal resources for such purposes. If the Company is unable to design, develop and introduce competitive products on a timely basis, its future financial condition and operating results could be materially adversely affected. Competing technologies, including digital filtering technology, could develop which could replace or reduce the use of SAW technology for certain applications. Any development of a cost effective, new technology that replaces SAW filtering technology could have a material adverse effect on the Company's business, financial condition and results of operations.

         Competition. The markets for the Company's products are intensely competitive and are characterized by price competition, rapid technological change, product obsolescence and heightened domestic and international competition. In each of the markets for the Company's products, the Company competes with large international companies that have substantially greater financial, technical, sales, marketing, distribution and other resources than the Company. In addition, the Company may face competition from companies that currently manufacture SAW devices for their own internal requirements, as well as from a number of the Company's customers that have the potential to develop an internal supply capability for SAW devices. The Company expects competition to increase from both established and emerging competitors as well as from internal capabilities developed by certain customers. The Company also believes that a significant source of competition may come from alternative technological approaches. See "-Dependence on New Products; Technological Change." The Company's ability to compete effectively in its target markets depends on a variety of factors both within and outside of the Company's control, including timing and success of new product introductions by the Company and its competitors, availability of manufacturing capacity, the rate at which customers incorporate the Company's components into their products, the Company's ability to respond to price decreases by reducing cost of sales, availability of technical personnel, sufficient supplies of raw materials, the quality, reliability and price of products and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future.

         Risks Associated with International Operations. The Company's international sales have increased over the past three years, accounting for approximately 30%, 40% and 49% of net sales for fiscal years 1993, 1994 and
1995, respectively, and 58% of net sales for the nine months ended June 30, 1996. The Company's largest customer, accounting for approximately 23% of net sales in fiscal 1995 and 31% of sales for the nine-month period ended June 30, 1996, is Ericsson, a European company. The sale of products in foreign countries involves risks associated with currency exchange rate fluctuations and restrictions, export-import regulations, customs matters, longer payment cycles, foreign collection problems and political and transportation risks. The Company's international sales are generally denominated in U.S. dollars. However, the Company may be required in the future, due to competition, to denominate sales in certain countries in foreign currencies. As a result, fluctuations in currency exchange rates may in the future have a significant effect on the Company's sales, even in the absence of an increase or decrease of unit sales to foreign customers. A strong U.S. dollar could have a material adverse effect on the Company's ability to compete internationally. The Company has not, to date, engaged in hedging a portion of its foreign exchange risk. If, however, any of the Company's future international sales are denominated in foreign currencies, the Company may find it necessary to engage in rate hedging activities with respect to certain exchange rate risks. There can be no assurance that the Company will engage in such exchange rate hedging or that any such activities will successfully protect against such risks. In addition, foreign sales involve uncertainties arising from local business practices and cultural considerations, and risks associated with international trade transactions. For a portion of foreign sales, the Company depends upon independent sales representatives who are not subject to the Company's control and are generally free to terminate their relationships with the Company on 30 days notice.

         The Company has leased a production facility, has purchased another facility and has commenced operations in San Jose, Costa Rica. Operating a production facility in a foreign country carries unknown risks of disruption resulting from government intervention, wars, currency devaluations, labor disputes and other events. Any such disruptions or delays in training personnel, installing automated equipment, achieving acceptable quality levels or reaching an acceptable production rate at this facility could have a material adverse effect on the Company's business, results of operations and financial condition.

         Management of Growth. In recent quarters, the Company has experienced growth at a rate which it has not experienced previously. The Company's management has limited experience in handling this rate and type of growth. Because of this rapid growth, the Company must make strategic and tactical decisions at a pace that could increase the likelihood of poor decisions. To manage its growth effectively, the Company will be required to continue to implement additional management and financial systems and controls, and to expand, train and manage its employee base. Failure to manage this rapid growth properly could cause increased expenses or a failure to increase the Company's production capacity sufficiently to satisfy the demands of the Company's largest customers.

         Dependence on Key Managerial and Technical Personnel. The Company's success depends to a significant extent on the performance of a number of key management and technical personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company's success will also depend in part on its ability to attract and retain qualified professional, technical, production, managerial and marketing personnel. Competition for such personnel in the SAW industry is intense. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to increase its manufacturing capacity, to develop new and enhanced products and to conduct its operations successfully.

         Intellectual Property and Proprietary Rights. Sawtek relies on a combination of patents, copyrights and trade secrets in order to establish and protect its proprietary rights. There can be no assurance that patents will issue from any of its pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to Sawtek will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Litigation may be necessary to enforce Sawtek's patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and results of operations regardless of the final outcome of the litigation. The Company is not currently engaged in any patent infringement suits nor has it threatened or been threatened with any such suits in recent years. Despite Sawtek's efforts to maintain and safeguard its proprietary rights, there can be no assurances that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to Sawtek's technologies.

         The SAW industry is characterized by uncertain and conflicting intellectual property claims. Sawtek has in the past and may in the future become aware of the intellectual property rights of others that it may be infringing, although it does not believe that it is infringing any third party proprietary rights at this time. To the extent that it deemed necessary, Sawtek has licensed the right to use certain technology patented by others in certain of its products. There can be no assurance that Sawtek will not in the future be notified that it is infringing other patent and/or intellectual property rights of third parties. In the event of such infringement, there can be no assurance that a license to the technology in question could be obtained on commercially reasonable terms, if at all, that litigation will not occur or that the outcome of such litigation will not be adverse to Sawtek. The failure to obtain necessary licenses or other rights, the occurrence of litigation arising out of such claims or an adverse outcome from such litigation could have a material adverse effect on Sawtek's business. In any event, patent litigation is expensive, and Sawtek's operating results could be materially adversely affected by any such litigation, regardless of its outcome.

         Environmental and Other Governmental Regulations. The Company is subject to a variety of federal, state and local laws, rules and regulations related to the discharge and disposal of toxic, volatile and other hazardous chemicals used in its manufacturing processes. The failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. Such regulations could require the Company to acquire significant equipment or to incur substantial expenses in order to comply with environmental regulations. Any past or future failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject the Company to future liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

         Control by Existing Shareholders; Certain Anti-Takeover Provisions. The Company's directors, officers and principal (5% or more) shareholders, as a group, beneficially own in the aggregate approximately 67% of the outstanding Common Stock, which includes approximately 50% of the outstanding Common Stock that the Company's Employee Stock Ownership Plan and Trust ("ESOP") owns. As a result of such ownership by the ESOP, the trustees of the ESOP may be able to control certain matters that require approval by shareholders of the Company, and the combination of the trustees and the participants with allocated shares can control the election of directors. The trustees of the ESOP consist of two executive officers and directors of the Company and two outside directors of the Company. Certain anti-takeover provisions of the Florida Business Corporation Act (the "Control Share Statute" and the "Affiliated Transactions Statute") could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit or depress the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company is also authorized to issue preferred stock with rights senior to the Common Stock, without the necessity of shareholder approval and with such rights, preferences and privileges as the Company's Board of Directors may determine. Although the Company has no present plans to issue these shares of preferred stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

         No Prior Public Market; Possible Volatility of Stock Price. Prior to May 1, 1996, there was no public market for the Company's Common Stock, and there can be no assurance that an active trading market will continue after this date. The stock markets in general, and the market prices for high technology companies in particular, have historically experienced volatility that at times has been unrelated to the operating performance of such companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products or acquisitions by the Company or its competitors, governmental regulatory action, other developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions, and other factors. The market price of the Common Stock may be significantly affected by factors such as announcements of new products by the Company's competitors, as well as by movements in prices of equity securities in general. These broad market and industry fluctuations may materially adversely affect the market price of the Common Stock regardless of the Company's operating performance.

         Dilution. Investors purchasing shares pursuant to this offering will incur immediate, substantial dilution in the net tangible book value of their shares. Dilution to new investors will be $22.92 per share, based on the market price of $25.75 per share on August 15, 1996. As of June 30, 1996, there were outstanding options to purchase an aggregate of 1,543,140 shares of Common Stock at a weighted average exercise price of $1.80 per share. To the extent any such options are exercised, there will be further dilution to new investors.

         Shares Eligible for Future Sale. Sales of substantial numbers of shares of Common Stock in the public market could materially adversely affect the market price for the Common Stock. Prior to the Company's initial public offering, shareholders holding 16,284,320 shares of Common Stock executed agreements (the "Lock-Up Agreements") under which they agreed not to sell their shares until October 29, 1996. All but one of the Selling Shareholders executed such Lock-Up Agreements. The Lock-Up Agreements provide that Hambrecht & Quist LLC may, in its sole discretion and at any time without notice to the Company's shareholders or the public market, release all or a portion of the shares subject to the Lock-Up Agreements. Beginning on October 29, 1996, all shares subject to the Lock-up Agreements will become eligible for sale in the public market, subject in certain cases to compliance with Rule 144 or Rule 701 under the Securities Act. As of June 30, 1996, an additional 1,543,120 shares were issuable upon exercise of outstanding options. Of these shares, approximately 457,100 shares are vested and eligible for sale in the public market upon expiration of the Lock-Up Agreements.

         Absence of Dividends. The Company has historically not paid dividends on its Common Stock. Because the Company believes it will require additional capital in the future, the Company currently intends to retain its earnings and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's $11.5 million line of credit agreement contains customary restrictive covenants including restrictions on additional indebtedness and financial covenants covering minimum current ratio, net worth and cash flow. Although the line of credit does not impose restrictions on dividends, the restrictive financial covenants could limit the Company's ability to pay dividends. The Company was in compliance with the covenants as of September 30, 1995 and June 30, 1996.

         Benefits of the Offering to Selling Shareholders. The Selling Shareholders will significantly benefit from this offering through realization of significant gains. The Selling Shareholders have a basis ranging from $0.13 per share to $1.34 per share in the stock they presently hold.

                                 USE OF PROCEEDS

         The net proceeds from the sale of the Shares of Common Stock offered herein will go directly to the Selling Shareholders. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Selling Shareholders."

                              SELLING SHAREHOLDERS

     The following table sets forth certain information concerning the Selling Shareholders as of the date of this Prospectus:

                       Number of
                       Shares of                         Percentage of Shares of
                     Common Stock       Number of           Common Stock Owned
                     Beneficially    Shares Offered         Before      After
NAME                    Owned(1)       For Resale        Offering(2) Offering(3)
- ----                -------------    ---------------    ------------ -----------
Former Employees
of Sawtek Inc.:
- ----------------
Mark S. Cavin           6,860             6,860               *          *
3250 Drawbridge Parkway
#118L
Greensborough, NC  27410

Clifford J. Gissell     4,620             4,620               *          *
Route 4 - Box 1028
Vinemont, AL  35179

Brent H. Horine        16,556            16,250               *          *
5849 Grove Lane Drive
Orlando, FL  32810

Sherman M. Houston     40,980            40,980               *          *
1849 Wingfield Drive
Longwood, FL  32779

Gerald S. Sunkin        1,600             1,600               *          *
2430 Island Drive
Longwood, FL  32779

Douglas M. Waldrop      2,010             2,010               *          *
9477 Shortleaf Court
Apopka, FL  32703

Current Employees of
Sawtek Inc.(4):
Rodolfo C. Almar       13,820            13,820               *          *
John K. Bitzer         28,120             9,500               *          *
Herbert C. Blevins     15,966            15,966               *          *
ammy E. Collins         4,740             4,740               *          *
Jay E. Dodge            1,600             1,600               *          *
William J. Erndl       53,240            53,240               *          *
David F. Ferrarini     21,700            16,460               *          *
Sunder G. Gopani       57,740            57,740               *          *
John G. Gore           21,744            21,744               *          *
Jacqueline H. Hines    17,868            16,860               *          *
Dave Jordan             1,600             1,600               *          *
Robert W. Kindell       4,820             4,820               *          *
Scott M. Knapp          3,963             2,500               *          *
Douglas C. Kranz, Sr.  26,140            26,140               *          *
Arland M. McMullen     33,220            28,220               *          *
John T. Miller         45,680            45,680               *          *
Gary A. Monetti(5)    310,630            58,410             1.56%      1.27%
Roger Mouton            7,265             2,165               *          *
Tim J. Murphy          14,000            14,000               *          *
Joseph M. Phillips     13,420            13,420               *          *
Terry W. Pyle          15,440            14,440               *          *
Enoch C. Register III   9,640             9,640               *          *
Rickey J. Russell      23,374            19,014               *          *
                                  continued....

                       Number of
                       Shares of                         Percentage of Shares of
                     Common Stock      Number of            Common Stock Owned
                     Beneficially    Shares Offered         Before      After
AME                    Owned(1)       For Resale         Offering(2) Offering(3)
- ---                  ------------    --------------     ------------ ----------
Anthony F. Sassano     14,326            14,326               *          *
J. Louis Schlegel, IV  35,620             5,940               *          *
Lisa Schwartz          28,651            22,500               *          *
Thomas L.  Shoquist(6)349,809            80,340             1.76%      1.36%
Kathy M. Sikes         11,820            11,820               *          *
Leland P. Solie         7,500             7,500               *          *
Ronald A. Stribling(7) 55,020            55,020               *          *
Bruce D. Thomas        35,840             8,040               *          *
Jon R. Vandendriessche 26,360             4,820               *          *
Sherri M. Walls         5,900             5,000               *          *
Raymond L. Yap         14,100             7,240               *          *
                    ---------           -------
                    1,403,302           746,585
                    =========           =======
- -------------------------------------------
*        Represents less than 1% of outstanding shares.
(1) For purposes of this table, a person is deemed to have "Beneficial Ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. Excludes shares owned by the Sawtek Inc. Employee Stock Ownership Plan and Trust and held on behalf of current and former employees.
(2) "Before Offering" percentages are based on 19,854,102 shares outstand-ing as of August 15, 1996.
(3) Calculation assumes all Shares are sold but does not constitute a commitment to sell any or all of the stated number of shares of Common Stock to be registered. The number of shares to be offered shall be determined from time to time by each Selling Shareholder at his or her sole discretion.
(4) The address for current employees of Sawtek Inc. is P.O. Box 609501, Orlando, FL 32860-9501.
(5)      Mr. Monetti is the Vice President and Chief Operating Officer of the
         Company.
(6)      Mr. Shoquist is the Vice President - Quality of the Company.
(7)      Mr. Stribling is the Controller and Chief Accounting Officer of the
         Company.

                              PLAN OF DISTRIBUTION

         The  distribution  of  the  Shares  of  Common  Stock  by  the  Selling
Shareholders may be effectuated from time to time in one or more transactions (which may involve block transactions), on the NASDAQ National Market System, or on any exchange on which the Shares may then be listed, in negotiated private transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices or at negotiated prices. The Selling Shareholders may effectuate such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions).

         The Selling Shareholders and any broker-dealers that act in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and the commissions received by them and any profit on the resale of such shares might be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the Selling Shareholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the shares, such Selling Shareholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rules 10b-6 under the Exchange Act , which Rule would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities including liabilities arising under the Securities Act.

         All but one of the Selling Shareholders have entered into Lock-Up Agreements under which they agreed not to sell any of the Shares until October 29, 1996. The Lock-Up Agreements provide that Hambrecht & Quist LLC may, in its sole discretion and at any time without notice to the Company's shareholders or the public market, release all or a portion of the Shares subject to the Lock-Up Agreements.

         Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares of Common Stock offered hereby.

                                  LEGAL MATTERS

         Certain legal matters with respect to the legality of the Shares of Common Stock offered hereby have been passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Orlando, Florida. William A. Grimm, a shareholder in Akerman, Senterfitt & Eidson, P.A. and Secretary of the Company, is the beneficial owner of 12,040 shares of Common Stock.

                                     EXPERTS

         The consolidated balance sheets of Sawtek at September 30, 1995 and 1994, and the related consolidated statements of income (loss), non-redeemable shareholders' equity and cash flows for each of the three years in the period ended September 30, 1995, included in the Registration Statement on Form S-1 (File No. 333-1860), which was filed with the Securities and Exchange Commission on April 29, 1996, and incorporated herein by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The report of Ernst & Young LLP on Sawtek's September 30, 1995 consolidated financial statements refers to a change in accounting for ESOP shares.

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

         Item 3.           Incorporation of Certain Documents by Reference.

         SAWTEK INC. (the "Company") is subject to the informational and reporting requirements of Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The following documents, which are filed with the Commission, are incorporated in this Registration Statement by reference:

         (1) The Company's latest annual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, or the latest prospectus filed pursuant to Rule 424(b) under the Securities Act that contains audited financial statements for the Company's latest fiscal year for which such statements have been filed.

         (2) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above.

         (3) The description of the Common Stock, par value $0.0005 per share ("Common Stock"), contained in a registration statement filed on Form 8-A under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of the filing of such documents.

         Item 4.           Description of Securities.

         Not applicable.

         Item 5.           Interests of Named Experts and Counsel.

         The validity of the issuance of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Orlando, Florida. William A. Grimm, a shareholder in Akerman, Senterfitt & Eidson, P.A. and Secretary of the Company, is the beneficial owner of 12,040 shares of Common Stock.

         Item 6.           Indemnification of Directors and Officers.

         The Company, a Florida corporation, is empowered by Section 607.0850 of the Florida Business Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party to any proceeding other than any action by, or in the right of, the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 607.0850 also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         The Company's Articles of Incorporation (the "Articles") contain a provision entitling Directors and executive officers to be indemnified by the Company against claims which may arise out of their actions in such capacities to the fullest extent permitted by law. The Company has also secured insurance on behalf of its executive officers and Directors for certain liabilities which may arise out of their actions in such capacities.

         Item 7.           Exemption from Registration Claimed.

         The securities registered hereby, all of which were issued to employees pursuant to a written employee stock option plan, were originally exempt from registration pursuant to Section 4/2 of the Securities Act, Regulation D and later Rule 701 of the Securities Act.

         Item 8.           Exhibits.

         The exhibits filed as part of this Registration Statement are as follows:

                  EXHIBIT
                  NUMBER   DESCRIPTION

                     4.1   --Amended and Restated Articles of Incorporation of
                             Sawtek Inc.

                     5.1   --Opinion of Akerman, Senterfitt & Eidson, P.A.

                    15.1   --Letter of Consent from Ernst & Young LLP.

                    23.1   --Consent of Akerman, Senterfitt & Eidson, P.A.
                             Reference is made to Exhibit 5.1.

                    24.1   --Power of Attorney.  Reference is made to the
                             signature page hereto.

                    99.1   --Sawtek Inc. Amended and Restated 1983 Incentive
                             Stock Option Plan.

         Item 9.           Undertakings.

         The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy and as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Apopka, State of Florida on the 21st day of August, 1996.

                                   SAWTEK INC.


                                   By:/s/Steven P. Miller
                                   Steven P. Miller
                                   Chairman, President and
                                   Chief Executive Officer


POWER OF ATTORNEY

         We, the undersigned, officers and directors of SAWTEK INC., hereby severally constitute Steven P. Miller and Neal J. Tolar, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-8 filed herewith and any and all amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable SAWTEK INC. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their capacities and on the date indicated.


Signature                           Title                                Date

/s/Steven P. Miller                 Chairman, President and Chief
Steven P. Miller                    Executive Officer                   8/21/96

/s/Neal J. Tolar                    Senior Vice President, Chief
Neal J. Tolar                       Technical Officer and Director      8/21/96

/s/Thomas L. Shoquist
Thomas L. Shoquist                  Vice President, Quality             8/21/96

/s/Gary A. Monetti                  Vice President, Operations and      8/21/96
Gary A. Monetti                     Chief Operating Officer

/s/Raymond A. Link                  Vice President, Finance and         8/21/96
Raymond A. Link                     Chief Financial Officer

Robert C. Strandberg                Director

Bruce S. White                      Director

/s/Willis C. Young                  Director                            8/21/96
Willis C. Young

                                                                    Exhibit 4.1

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       of
                                   SAWTEK INC.

         FIRST:   The name of the corporation (hereinafter called the "Corpora-
tion") is SAWTEK INC.

         SECOND:  The duration of the Corporation shall be perpetual.

         THIRD: The purposes for which the Corporation is initially organized, which shall continue to be the purposes of the Corporation until and if the same shall be amended pursuant to the provisions of the Florida General Corporation Act, and which shall include the authority of the Corporation to transact any lawful business for which corporations may be incorporated under the Florida General Corporation Act, are as follows:

         To carry on a general mercantile, industrial, investigating and trading business in all its branches; to devise, invent, manufacture, fabricate, assemble, install, service, maintain, alter, buy, sell, import, export, license as licensor or licensee, lease as lessor or lessee, distribute, job, enter into, negotiate, execute, acquire and assign contracts in respect of, acquire, receive, grant, and assign licensing arrangements, options, franchises, and other rights in respect of, and generally deal in and with, at wholesale and retail, as principal, and as sales, business, special, or general agent, representative, broker, factor, merchant, distributor, jobber, advisor, and in any other lawful capacity, goods, wares, merchandise, commodities, and unimproved, improved, finished, processed, and other real, personal, and mixed property of any and all kinds, together with the components, resultants, and by-products thereof; to acquire by purchase or otherwise own, hold, lease, mortgage, sell, or otherwise dispose of, erect, construct, make, alter, enlarge, improve, and to aid or subscribe toward the construction, acquisition or improvement of any factories, shops, storehouses, buildings, and commercial and retail establishments of every character, including all equipment, fixtures, machinery, implements and supplies necessary, or incidental to, or connected with, any of the purposes or business of the Corporation; and generally to perform any and all acts connected therewith or arising therefrom or incidental thereto, and all acts proper or necessary for the purpose of the business.

         To engage generally in the real estate business as principal, agent, broker, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage, operate, deal in and dispose of real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take, lease, purchase or otherwise acquire, and to own, use, hold, sell, convey, exchange, hire, lease, pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal, agent, broker, and in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, choses in action, notes, bonds, mortgages, and securities as may lawfully be acquired, held, or disposed of; and to acquire, purchase, sell, assign, transfer, dispose of, and generally deal in and with, as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general construction, contracting, building and realty management business as principal, agent, representative, contractor, subcontractor, and in any other lawful capacity.

         To apply for, register, obtain, purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge, or otherwise dispose of, and, in any manner deal with and contract with reference to:

         (a) inventions, devices, formulae, processes, and any improvements and modifications thereof;

         (b) letters patent, patent rights, patented processes, copyrights, designs, and similar rights, trademarks, trade symbols and other indications of origin and ownership granted by or recognized under the laws of the United States of America or of any state or subdivision thereof, or of any foreign country or subdivision thereof, and all rights connected therewith or appertaining thereto;

         (c)      franchises, licenses, grants and concessions.

         To have all of the powers conferred upon corporations organized under the Florida General Corporation Act.

         FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is Two Million (2,000,000), which are divided into Three Hundred Thirty Thousand Eight Hundred Eighty-Two (330,882) shares of Series A Convertible Preferred, par value $.01 per share (designated "Convertible Preferred Stock"), One Hundred Fifty Thousand (150,000) shares of 6% Preferred Stock, par value $2.00 per share (designated "6% Preferred Stock") and One Million Five Hundred Nineteen Thousand One Hundred Eighteen (1,519,118) shares of Common Stock, par value $.01 per share (designated "Common Stock").

         The following is a description of each class of capital stock of the Corporation and a statement of the preferences, qualifications, privileges, limitations, restrictions, and other special or relative rights granted to or imposed upon the shares of each class.

         Common Stock.

         Subject to the rights of the convertible Preferred Stock and the 6% Preferred Stock, and except as otherwise provided by the laws of the State of Florida, the holders of records of shares of Common Stock shall share ratably in all dividends and other distributions, whether in respect of a liquidation or dissolution (voluntary or involuntary) or otherwise, and shall be entitled to one vote per share of Common Stock held with respect to all matters to be voted on by the stockholders of the Corporation.

         Convertible Preferred Stock.

         (a) Voting. Each share of Convertible Preferred Stock shall entitle the holder of record thereof to such number of votes per share as shall equal the number (including any fraction to one decimal place) of shares of Common Stock into which each share of Convertible Preferred Stock is then convertible. Except as otherwise provided by the laws of the State of Florida, the holders of record of shares of Convertible Preferred Stock shall vote with the holders of any other class of stock entitled to vote, without regard to class, with respect to all matters to be voted on by the stockholders of the Corporation.

         As long as shares of Convertible Preferred Stock are outstanding, the Corporation shall not create or authorize any class or series of shares of capital stock ranking prior to or on a parity with the Convertible Preferred Stock in respect of dividends or distribution of assets on liquidation, dissolution or winding up of the Corporation, and the Corporation shall not authorize, effect or validate any amendment or modification of these Articles of Incorporation (including without limitation by merger or consolidation with another corporation) or the By-Laws of the Corporation or otherwise alter or change the powers, preferences or rights (including, but not limited to, any liquidation, dividend, conversion, redemption or voting rights) of the holders of Convertible Preferred Stock, or effect any reclassification or recapitalization of the Common Stock, without, in any such case, the consent of the holders of at least seventy percent (70%) of the number of then outstanding shares of Convertible Preferred Stock voting together as single class at a meeting called for that purpose, or by written consent signed by the holders of such a percentage of then outstanding shares of Convertible Preferred Stock.

         (b) Dividends. Except as provided in paragraph (e) and (f) below, the Corporation shall not declare, pay or set apart any dividend on the Convertible Preferred Stock or declare, make or set apart any distribution on the Convertible Preferred Stock. As long as shares of Convertible Preferred Stock are outstanding, the Corporation shall not declare, pay or set apart any dividend on the Common Stock or declare, make or set apart any distribution on the Common Stock, unless any such dividend or distribution on the Common Stock is approved in writing by the holders of at least seventy percent (70%) of the number of then outstanding shares of Convertible Preferred Stock, which approval may be withheld for any reason or without assigning a reason therefor.

         (c) Convertibility. Each share of Convertible Preferred Stock shall be convertible into one share of fully paid and nonassessable Common Stock, subject to adjustment as provided in paragraph (d) below.

         A holder of shares of Convertible Preferred Stock, at his option, at any time and from time to time, may exercise the conversion right as to any or all of such shares held of record by him by delivering to the Corporation during regular business hours, at the principal office of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares and stating the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock are to be issued. All outstanding shares of Convertible Preferred Stock shall be convertible, on a mandatory basis, simultaneously with the closing under a firm commitment underwritten public offering of shares of Common Stock by the Corporation, registered under the Securities Act of 1933, as amended, in which at least $5,000,000.00 is raised by the Corporation; provided, however, that the price to public of such offered shares shall be at least $27.20 per share. Conversion shall be deemed to have been effected on the date, in the case of an optional conversion, when such delivery of certificates for the shares to be converted is made or, in the case of mandatory conversion, on the date immediately prior to consummation of such public offering. As promptly as practicable thereafter, the Corporation, at its expense, shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled.

         The person in whose name the certificate or certificates for shares of Common Stock are to be issued shall be deemed to have become a stockholder of record on the conversion date unless the transfer books of the Corporation are closed on that date, in which event he shall be deemed to have become a stockholder of record or the next succeeding date on which the transfer books are opened.

         (d) Dilution. If, whenever shares of Convertible Preferred Stock are outstanding, the Corporation increases the number of shares of Common Stock outstanding in connection with a dividend or other distribution payable in Common Stock, or shall subdivide its Common Stock into a greater number of shares of Common Stock, or shall combine its Common Stock into a smaller number of shares of Common Stock, appropriate adjustment must be made in the conversion rate so as to make each share of Convertible Preferred Stock convertible into the same proportionate amount of Common Stock as it would have been convertible into in the absence of such dividend, subdivision or combination.

         (e) Redemption. The Corporation is not obligated to purchase or redeem the Convertible Preferred Stock, except for payments in liquidation pursuant to paragraph (f) below and except that, in the event of a merger, consolidation of the Corporation with another corporation or the sale of all or substantially all the assets of the Corporation, the Corporation will give to each holder of the Convertible Preferred Stock, by first class mail, postage prepaid, addressed to such holder at its address as shown on the books of the Corporation (a) at least thirty (30) days prior written notice of the date when the same shall take place. In the event that any such holders, within twenty (20) days after receipt of such notice shall so request, the Corporation will, prior to or simultaneously with the consummation of such merger, consolidation or sale, redeem all, or any portion specified in such notice, of the shares of Convertible Preferred Stock held by such holder for cash at the price of $13.60 per share. In addition, the Corporation will not effect any such merger, consolidation or sale unless, prior to the consummation thereof, the successor corporation (if other than the Corporation) resulting from such consolidation or merger of the corporation purchasing such assets shall assume by written instrument (in form reasonably satisfactory to the holders of at least seventy percent (70%) of the shares of Convertible Preferred Stock at the time outstanding) issued and mailed or delivered to each holder of shares of Convertible Preferred Stock at the last address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder, if such holder shall have elected to have shares of Convertible Preferred Stock redeemed as aforesaid, the redemption price therefor. Anything in this paragraph (e) to the contrary notwithstanding, in the event that the consideration to be received by the stockholders of the Corporation in any such merger or consolidation, or by the Corporation in any such sale of assets, shall include (i) either no cash or cash in any amount less than the amount required to be paid to requesting holders of Convertible Preferred Stock as aforesaid, and (ii) "Salable Securities," as hereinafter defined, then in lieu of paying cash to such requesting holders in an amount greater than the cash (if any) included in such consideration, the Corporation may deliver or cause to be delivered to such requesting holders, pro rata based on the number of shares held by them as to which such requests shall have been made, shares or other units or such Salable Securities having a "Market Value," as hereinafter defined, equal to the cash payment or additional cash payment, as the case may be, which would otherwise have been so required. As used in this paragraph (3), the term "Salable
Securities" shall mean shares or other securities which (i) are listed on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), and (ii) in the hands of the holders of Convertible Preferred Stock are freely salable under the Securities Act of 1933 (including, without limitation, Rule 144 thereunder or any successor rule) without restriction as to volume (except for any restriction as to volume imposed by reason of the fact that the holder is an affiliate of the issuer of such securities). As used in this paragraph (e), the term "Market Value" of any Salable Securities shall mean the value attributed in good faith to such Salable Securities in the transaction or, if less, the average closing prices (in the case of listed securities) or closing bid prices (in the case of NASDAQ quoted securities) on the thirty trading days next preceding the date of consummation of such transaction.

         (f) Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, net assets available for distribution to the Corporation's stockholders shall be distributed as follows:
(i) first, the holders of the Convertible Preferred Stock shall be entitled to be paid an amount equal to $13.60 per share; (ii) next, the holders of the 6% Preferred Stock shall be entitled to be paid as set forth below in the description of the 6% Preferred Stock; (iii) next, the holders of the Common Stock shall be entitled to be paid an amount equal to $13.60 per share; and (iv) thereafter, the remaining net assets of the Corporation shall be distributed to the holders of the Convertible Preferred Stock and the Common Stock based upon the number of shares holder by each (determined as if the Convertible Preferred Stock had been converted immediately prior thereto). If upon any dissolution, liquidation or winding up of the Corporation, the net assets available for distribution to the Corporation's stockholders shall be insufficient to permit payment to the holders of Convertible Preferred Stock of the amount distributable in clause (i) of the preceding sentence, the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of Convertible Preferred Stock. Written notice of such liquidation, dissolution or winding up, setting a payment date, the amount of the payment to holders of the Corporation's stock, and the place where said amount shall be payable shall be given not less than thirty (30) days prior to the payment date stated therein, to each holder of record of such stock. A consolidation, merger, sale of assets or the reduction of capital stock of the Corporation shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph. The liquidation preference provided for herein with respect to the Convertible Preferred Stock shall be equitably adjusted to reflect any stock divided, combination or subdivision with respect to the Convertible Preferred Stock.

         6% Preferred Stock.

         (a) Dividends. Each issued and outstanding share of 6% Preferred Stock shall entitle the holder of record thereof to receive out of funds legally available therefore, when and as declared by the Board of Directors, dividends in cash at the rate of six (6) per centum of the par value thereof per annum, which shall be payable semi-annually on such dates in each calendar year as the Board of Directors shall deem advisable, and which shall be declared and set apart or paid before dividends of any kind may be declared upon the Common Stock and before distributions of any kind may be made upon the issued and outstanding Common Stock. Said semi-annual dividends upon the issued and outstanding 6% Preferred Stock shall be cumulative and shall be deemed to accrue from and after the date of issuance, whether earned, or whether there be funds legally available therefor, or whether said dividends shall have been declared. Whenever full dividends upon the issued and outstanding 6% Preferred Stock as aforesaid for all past semi-annual dividend periods shall have been declared and either paid or a sum sufficient for the payment thereof set aside in full, without interest, then, subject to the rights of the holders of Convertible Preferred Stock as hereinabove provided, the Board of Directors may declare, set aside, or pay additional cash dividends, and/or may make share distributions of the authorized but unissued Common Stock of the Corporation and/or its treasury Common Stock, if any, and/or may make distributions of bonds or property of the Corporation, including the shares or bonds of other corporations. The holders of the record of the issued and outstanding Common Stock shall be entitled in respect of said Common Stock exclusively to receive any such additional cash dividends which may be declared and/or any such distributions which may be made, each issued and outstanding Common Stock entitling the holder of record thereof to receive an equal proportion of said dividends and/or distributions. Any reference to "distribution" in this paragraph contained shall not be deemed to include any distributions made in connection with any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary; nor shall any such reference to "distributions" in relation to issued and outstanding shares be deemed to limit, curtail, or divest the authority of the Board of Directors to make any proper distributions, including distributions of authorized but unissued Common Stock, in relation to its treasury Common Stock, if any.

         (b) Liquidation. Subject to the liquidation rights of the holders of Convertible Preferred Stock, in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, each issued and outstanding share of 6% Preferred Stock shall entitle the holder of record thereof to payment at the rate of Two Dollars ($2.00) plus an amount equal to all unpaid dividends, without interest, whether or not earned or declared, which have accrued thereon to the date of payment before any payment or distribution of the net assets of the Corporation (whether stated capital or surplus) shall be made to or set apart for the holders of record of the issued and outstanding Common Stock in respect of said Common Stock. After setting apart or paying in full the preferential amounts aforesaid to the holders of record of the issued and outstanding 6% Preferred Stock, the remaining net assets (whether stated capital or surplus), if any, shall be distributed exclusively to the holders of record of the issued and outstanding Common Stock and Convertible Preferred Stock as hereinabove provided. If the net assets of the Corporation shall be insufficient to pay in full the preferential amounts among the holders of the 6% Preferred Stock as aforesaid, then each issued and outstanding share of 6% Preferred Stock shall entitle the holder of record thereof to an equal proportion of said net assets, and the holders of the Common Stock shall in no event be entitled to participate in the distribution of said net assets in respect of their Common Stock. Without excluding any other proceeding which does not in fact effect a liquidation, dissolution, or winding up of the Corporation, a merger or consolidation of the Corporation into or with any other Corporation, a merger of any other corporation into the Corporation, or a sale, lease, mortgage, pledge, exchange, transfer, or other disposition by the Corporation of all or substantially all of its assets shall not be deemed, for the purpose of this paragraph, to be a liquidation, dissolution, or winding up of the Corporation.

         FIFTH:   The address of the registered  office of the  Corporation in the State of Florida is 1818 S. Highway 441, Apopka, Florida, 32703, and the name of the registered agent of the Corporation at such address is Steven P. Miller.

         SIXTH:   The number of directors  constituting the Board of Directors of the Corporation shall be no fewer than five and no more than ten.

         SEVENTH: The Corporation shall indemnify its directors and officers to the extent permitted by the Florida General Corporation Act.

               ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION
                                       OF
                                   SAWTEK INC.


         The undersigned, Steven P. Miller, President of Sawtek Inc., a Florida corporation (the "Corporation") hereby executes the following Articles of Amendment to the Articles of Incorporation of the Corporation:

         ARTICLE I:  Name.  The name of the Corporation is Sawtek Inc.

         ARTICLE II: Amendment. The Articles of Incorporation of the Corpora-tion are hereby amended as follows:

         Article Fourth, of the Articles of Incorporation is deleted in its entirety and replaced by the following:

         FOURTH: The maximum number of shares of its common stock that the Corporation is authorized to have outstanding at any one time is 40,000,000 shares, $0.0005 per share par value (the "Common Stock"). The maximum number of shares of its preferred stock that the Corporation is authorized to have outstanding at any time is 1,000,000 shares, $0.01 per share par value (the "Preferred Stock"). The consideration to be paid for each share shall be fixed by the board and may be paid in whole or in part in cash or other property, tangible or intangible, or in labor or services actually performed or to be performed for the Corporation, with a value, in the judgment of the directors, equivalent to or greater than the full value of the shares.

         Common Stock. Subject to the rights of the Corporation's preferred stock and except as otherwise provided by the laws of the state of Florida, the holders of record of Common Stock shall share ratably in all dividends, payable in cash, stock or otherwise, and other distributions, whether in respect of liquidation or dissolution (voluntary or involuntary) or otherwise. The holders of Common Stock shall be entitled to one vote per share of Common Stock held, with respect to all matters to be voted on by the shareholders of the Corporation.

         Preferred Stock. The Board is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any portion of Preferred Stock not designated as a specific Series and on any wholly unissued series of Preferred Stock, and to fix the number of shares and designation of any such shares of Preferred Stock. The Board, within the limits and restrictions stated in any resolutions of the Board originally fixing the number of shares constituting any shares of Preferred Stock, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

         ARTICLE III: This amendment to the Articles of Incorporation was adopted by the Corporation on February 28, 1996, pursuant to a recommendation by the Board of Directors of the Corporation to the shareholders of the Corporation and approval by the shareholders on February 28, 1996, by written consent of the holders of the required majority of the shares entitled to vote thereon.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to Articles of Incorporation, this 28th day of February, 1996.

                                             By:/s/Steven P. Miller
                                                Steven P. Miller, President

                                                                   Exhibit 5.1








                                                  August 21, 1996



Sawtek Inc.
1818 South Highway 441
Apopka, Florida  32703

         RE: Sawtek Inc. Amended and Restated 1983 Incentive Stock Option Plan Registration Statement on Form S-8 and Reoffer Prospectus

Ladies and Gentlemen:

     We are counsel to Sawtek Inc., a Florida corporation (the "Company"), and our opinion has been requested with respect to the inclusion of an aggregate 1,807,045 shares of the Company's Common Stock (the "Shares") in a Registration Statement on Form S-8, of which 1,060,460 Shares are issuable upon exercise of outstanding stock options. It is our opinion that the outstanding Shares included in the Registration Statement on Form S-8 have been duly authorized and are validly issued, and with respect to an aggregate 1,060,460 Shares issuable upon exercise of outstanding stock options, such Shares have been duly authorized and when issued upon payment therefor in accordance with the terms of the outstanding options granted, will be validly issued, fully paid and non-assessable. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement on Form S-8 relating to the Shares, as filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission.

                                        Very truly yours,

                                        AKERMAN, SENTERFITT & EIDSON, P.A.


                                        By:/s/William A. Grimm

                                                                Exhibit 15.1

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We consent to the reference to our firm under the caption "Experts"in the Registration Statement (Form S-8 No. 33-00000) pertaining to the Sawtek Inc. Amended and Restated 1983 Incentive Stock Option Plan and to the incorporation by reference therein of our report dated October 30, 1995 (except for Note 13, as to which the date is February 29, 1996, and Note 14, as to which the date is April 27, 1996) with respect to the consolidated financial statements of Sawtek Inc. for the year ended September 30, 1995 included in its Registration Statement on Form S-1 (File No. 333-1860) filed with the Securities and Exchange Commission.



                                                  /s/ Ernst & Young LLP
                                                  Ernst & Young LLP


Orlando, Florida
August 21, 1996

                                                                   Exhibit 99.1

                                   SAWTEK INC.
              AMENDED AND RESTATED 1983 INCENTIVE STOCK OPTION PLAN

         1. Purpose. The purposes of the Incentive Stock Option Plan (the "Plan") are as follows:

             (a) To further the  growth,  success,  and  interest of Sawtek
Inc. (the "Company") and its shareholders by enabling key employees of the Company, who have been or will be given responsibility for the administration of the affairs of the Company, to acquire shares of its Common Stock under the terms and conditions and in the manner contemplated by this Plan, thereby increasing their personal involvement in the Company; and

             (b) To enable the Company to obtain and retain the services of key employees the Company desires to employ by providing such key employees with an opportunity to become owners of Common Stock of the Company under the terms and conditions and in the manner contemplated by this Plan; and

             (c) To provide an Incentive Stock Option Plan which qualifies for treatment under Section 422A of the Internal Revenue Code of 1986, as amended from time to time, to transfers of stock made pursuant to it.

         2. Administration of Plan. This Plan shall be administered by a committee (the "Committee") consisting of three directors to be appointed by the Board of Directors for the purposes of this Plan. This Committee shall interpret the Plan in a manner consistent with its purposes; and, subject to the terms of the Plan, will have discretion to determine who shall participate in the Plan and how many shares shall be sold to each participant. All actions of the Committee, including the awarding of options, shall be taken on behalf of the Company.

         3. Time of Grant. Any and all options granted pursuant to this Plan must be granted within ten years from the earlier of the date the Plan is initially adopted by the Board of Directors or the date the Plan is initially approved by the shareholders of the Company. An option shall be deemed to have been granted on the date on which the Committee awards the option.

         4. Eligible Employees. Key employees, including officers, of the Company whom the Committee selects shall be eligible for participation under the Plan. However, no member of the Board of Directors of the Company shall be eligible to participate under the plan unless he is also an employee of the Company. Non-employees shall not be eligible to participate. Further, no employee who owns more than ten percent of the total combined voting power of all classes of stock of the Company shall be eligible for participation under the Plan except in compliance with paragraph 7 below.

         5. Shares Subject to Plan. An aggregate of 155,000* shares of the Common Stock, no par value, of the Company shall be subject to this Plan either from authorized but previously unissued shares or from shares reacquired by the Company, including shares purchased in the open market, and such number and kind of shares shall be appropriately adjusted in the event of any one or more stock splits, reverse stock splits, stock dividends paid or declared with respect to such stock in the future, or merger of the Company. If prior to the termination of the Plan, shares issued under it shall have been repurchased by the Company in connection with the restrictions imposed on such shares pursuant to this Plan, such repurchased shares shall again become available for issuance under the Plan.

* The stock of the Company was split twenty for one in February 1996 which changes this number to 3,100,000.

         6. Terms and Conditions of Options. Options may be evidenced by Stock Option Agreements in such form not inconsistent with this Plan as the Committee shall from time to time determine; provided that the substance of the following shall be included in any Stock Option Agreement or in the terms of the grant of the options:

         (a) Option Price. The option price shall not be less than one hundred percent of the fair market value of the stock on the date the option is granted. The fair market value of the stock shall be determined in good faith by the Committee.

         (b) Method of Exercise. Shares purchased under options shall at the time of purchase be paid for in full. To the extent that the right to purchase shares has accrued thereunder, options may be exercised from time to time by written notice to the Company stating the number of shares with respect to which the option is being exercised and the time of the delivery thereof, which time shall be at least fifteen days after the giving of such notice unless an earlier date shall have been mutually agreed upon. At the time specified in such notice, the Company shall, without transfer or issue tax to the optionee ( or other person entitled to exercise the option), deliver to the optionee (or other person entitled to exercise the option) at the main office of the Company, or such other place as shall be mutually acceptable, a certificate or certificates for such shares out of theretofore authorized but unissued or reacquired Common Stock as the Company may elect. The shares shall be paid for by certified or bank cashier's check or the equivalent thereof acceptable to the Company or, in whole or in part, by shares of stock of the Company which have been owned by the optionee (or other person entitled to exercise the option) for at least one year. If the optionee (or other person entitled to exercise the option) fails to accept delivery of and pay for all or any part of the number of shares specified in such notice upon tender of delivery thereof, his right to exercise the option with respect to such undelivered shares may be terminated.

         (c) Option Term. No option will be exercisable after the expira-tion of ten years from the date the option is granted.

         (d) Exercise of Options. During the first year an option is outstanding, it may not be exercised with respect to any of the shares covered thereby; during the second year it may be exercised as to not more than twenty-five percent of the total number of shares covered thereby; during the third year it may be exercised as to not more than fifty percent of the total number of shares covered thereby; during the fourth year it may be exercised as to not more than seventy-five percent of the total number of shares covered thereby; and during the fifth year it may be exercised as to one hundred percent of the total number of shares covered thereby. For the purposes of the preceding sentence, a year will not be deemed to have expired, thereby increasing the number of options that may be exercised, until the employee that owns the options has been employed by the Company for twelve months, not including any bona fide leaves of absence, after the option has been granted, or after the preceding "year" has expired (e.g., if an employee, during the first year his options are outstanding, takes a bona fide leave of absence for two months, the "second year" set forth in this subsection will not commence until the expiration of fourteen months after the employee's options are outstanding). Thereafter, the option may be exercised at any time and from time to time, within its terms, in whole or in part, but it shall not be exercisable after the expiration of ten years from the date on which it was granted or after the earlier termination of the option as provided for in subparagraphs 6(f) or 6(m) below. Notwithstanding the foregoing, the Committee may, in its discretion, alter such exercise schedule in any particular option granted and such option shall reflect the exercise schedule approved by the Committee.

         (e) Nonassignability of Option Rights. No option shall be assignable or transferable by the optionee except by will or by the laws of descent and distribution. During the life of an optionee, the option shall be exercisable only by him.

         (f)  Effect of Termination of Employment, Disability, or Death.
In the event an optionee during his life ceases to be an employee of the Company or of any parent or subsidiary of the Company for any reason, including retirement, other than total disability or temporary bona fide leaves of absence of no longer than ninety days, any option or unexercised portion thereof granted to him which is otherwise exercisable shall terminate thirty days from the date on which he ceases to be an employee. In the event an optionee ceases to be an employee of the Company or of any parent or subsidiary of the Company by reason of his total disability as defined in Section 105(d) (4) of the Internal Revenue Code of 1986, as amended, any option or unexercised portion thereof granted to him which is otherwise exercisable shall terminate one year after the date on which he ceases to be an employee. In the event of the death of the optionee while he is an employee of the Company, any option or unexercised portion thereof granted to him, if otherwise exercisable by the optionee at the date of death, may be exercised by his personal representatives, heirs, or legatees at any time prior to the expiration of one year from date of the death of the optionee and, in any event, no later than ten years from the date the option is granted or five years from the date the option is granted in the event of an option granted pursuant to the terms of paragraph 7 below.

         (g) Rights as Shareholder. The optionee shall have no rights as a shareholder with respect to any shares covered by his option until the date of issuance of a certificate to him for such shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such certificate is issued.

         (h) Amount of Options. An option may not be granted to any employee if the grant of such option to such employee would otherwise cause the aggregate fair market value (determined at the time the option is granted) of the stock for which options are exercisable for the first time by such employee under all incentive stock option plans of the Company (as defined in Section 422A of the Internal Revenue Code of 1986, as amended) during any calendar year to exceed $100,000.

         (i)  Other  Outstanding  Options.  No option granted under this
Plan prior to January 1, 1987 may be exercised while there is outstanding any other incentive stock option to purchase stock in the Company which was granted before the granting of such option and (1) which has not been exercised in full,
(2) which has not expired by reason of lapse of time, or (3) which has not been terminated by the mutual consent of the Company and the optionee. As used in this subparagraph 6(i), "Company" shall include its parent, subsidiaries, or their predecessors, if any. Notwithstanding anything to the contrary contained in this Plan, the foregoing restriction set forth in this paragraph 6(i) shall apply only to options granted prior to January 1, 1987.

         (j) Restrictions. All shares sold pursuant to this Plan shall be subject to the following restrictions:

              (i) If an employee terminates his employment with the Compan (not including bona fide leaves of absence for less than ninety days) within five years after an option is granted to him under the Plan, and such termina-tion is for any reason other then normal retirement, death, total disability, or early retirement approved by the Company's Board of Directors or the Committee, the Company shall have the option for a period of thirty days after the employee's termination of employment to buy for cash all or any part of the shares purchased by the terminating participant at the then fair market value of said shares as determined by the Committee.

              (ii) In the event a participant who has purchased shares under this plan terminates his employment with the Company because of normal retire-ment, death, total disability, or early retirement with the consent of the Board of Directors or of the Committee, then the Company shall not have the right to repurchase any of his shares purchased pursuant to this Plan.

               (iii) The shares may not be sold, transferred, pledged, or hypothecated without an opinion of counsel, satisfactory to counsel for the Company that said sale, transfer, pledge or hypothecation may legally be made without registration of said shares under federal or state law. This restriction shall not apply to any shares which are registered under the Securities Act of 1933, as amended, and appropriate state securities laws.

               (iv) The Company shall have the right of first refusal to purchase any shares purchased pursuant to this Plan which are offered for sale upon the terms which the seller intends to accept from a third party. This right of first refusal shall terminate upon the expiration of ten years after the date the optionee is granted the option or upon the Company becoming publicly held, whichever occurs first.

         (k) Investment Intent. Each optionee shall agree that the option and any shares purchased pursuant to the option shall be purchased for investment purposes only, for his own account, and not with a view to distribution involving a public offering. Each optionee shall also acknowledge that the option and the shares pertaining to the option are not registered under the Securities Act of 1933, as amended, the Florida Securities and Investor Protection Act, or any other state securities law.

         (l) Legend. In order to enforce the restrictions imposed upon shares under this Plan, the Committee may cause a legend or legends to be placed on any certificates representing shares issued pursuant to this Plan, which legend or legends shall make appropriate reference to such restrictions.

         (m)  Change of  Control.  In the event of a "Change of Control"
(as defined below) of the Company, all options granted pursuant to this Plan shall vest fully as to all unexercised portions of such options effective twenty days before the occurrence of the Change of Control. "Change of Control" shall be deemed to have occurred if:

               (i) the transfer of beneficial ownership of more than fifty percent of the outstanding voting securities of the Company occurs within a three-month period; or

               (ii) the Company merges or is consolidated with another corporation and as a result of such merger or consolidation less than fifty percent of the outstanding voting stock of the surviving or resulting corpora-tion shall be owned in the aggregate by the former shareholders of the Company, other than affiliates (within the meaning of the Securities Exchange Act of
1934) of any party to such merger or  consolidation, as  the  same  shall  have
existed   immediately   prior  to  such  merger  or consolidation.

               (iii) the Company sells or transfers for value sub-stantially all of the assets of the Company to another corporation and less than fifty percent of the outstanding stock of such acquiring corporation shall be owned in the aggregate by the shareholders of the Company, other than affiliates (within the meaning of the Securities Exchange Act of 1934) of any party to such sale as the same shall have existed immediately prior to such sale.

         In the event options which would not otherwise vest, vest and are exercised in contemplation of a Change in Control pursuant to (m)(ii) or
(m)(iii) above, and such Change in Control does not occur, then either the Company or the optionee may elect to rescind the vesting and exercise of such option, such election to be made within thirty days following the vote or consent in writing of the shareholders of the Company defeating such proposed Change in Control.

         For purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(l)(i) (as in effect on the date hereof) pursuant to the Securities Exchange Act of 1934.

         7. Greater than 10% Shareholder. A shareholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company may be granted an option pursuant to this Plan if, in additio to the other terms and restrictions of the Plan, the following restrictions are complied with: (i) the option price is at least one hundred ten percent of the fair market value of the stock subject to the option; and
(ii) such option is not exercisable after five years from the date the option is granted.

         8. Escrow. In order to enforce the restrictions imposed upon shares under this Plan, the Committee may require any participant to enter into an Escrow Agreement providing that the certificates representing shares issued pursuant to this Plan shall remain in the physical custody of an escrow holder until any or all of such restrictions have terminated.

         9. Shareholder Approval. This Plan shall be approved by the share-holders of the Company in any manner which is provided for in the Florida General Corporation Act to constitute valid shareholder action.

         10. Amendment of Plan. The Board of Directors may at any time amend the Plan, provided that, without the approval of the shareholders, there shall be, except by operation of the provisions of paragraph 5 above, no increase in the total number of shares covered by the Plan, there shall be no change in the class of employees eligible to receive options granted under this Plan, there shall be no reduction in the option price, there shall be no extension of the latest date upon which options may be exercised and, provided further, that no amendment may affect any then outstanding options or any unexercised portions thereof.

         11. Use of Proceeds. The proceeds from the sale of shares pursuant to options granted under this Plan shall constitute general funds of the Company.

         12. Termination. This Plan shall terminate and no further options shall be granted hereunder ten years after its initial approval by the Shareholders of the Company or its initial adoption by the Board of Directors, whichever is earlier, or such earlier date as may be determined by the Committee. The termination of this Plan, however, shall not affect any restrictions previously imposed on shares issued pursuant to this Plan or rights of the Company granted pursuant to this Plan. Any Option outstanding at the time the Plan is terminated under this paragraph 12 shall remain in effect until the Option is exercised or expires.

         13. Registration Rights.

             (a) Registration of Plan. If any time the Company first registers any of its capital stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), in connection with a public offering of such capital stock (the "Public Offering"), the Company shall register the Plan under the Act as soon as practicable after the Company first becomes eligible to register the Plan on Form S-8 under the Act.

             (b) Piggyback Registration. At least forty-five days prior to the Public Offering, the Company shall give written notice to the holders (the "Holders") of shares of common stock issued pursuant to exercise of options granted under the Plan (the "Eligible Shares") of the Company's intention to do so and upon written request of the Holders delivered to the Company within twenty days after receipt of such written notice, the Company will use its best efforts to register under the Act all Eligible Shares requested to be so registered by such Holder for sale by the Holder. In the case a registration affected by the Company in connection with the Public Offering involves an underwritten public offering, the Company, if requested by any Holder, will request the underwriters to include the Eligible Shares to be offered and sold by such Holder among those to be distributed by the underwriters. The piggyback registration rights granted with respect to shares issued pursuant to exercise of options granted under the Plan are subordinate to any piggyback registration rights granted prior to October 1, 1988 to other shareholders.

         Any Eligible Shares which are being registered pursuant to this paragraph 13(b) shall, if so requested by the managing underwriter, be offered for sale through the underwriters on the same terms and conditions under which the Company's securities are to be distributed; provided, however, that if the managing underwriter elects to include less than all of the Eligible Shares to be offered by selling Holders, the Eligible Shares of the common stock to be included in the underwritten portion shall be determined on a pro rata basis among the Holders based on the Eligible Shares which the Holders had requested to be registered hereunder; provided, further, that those Eligible Shares which are not being distributed by the underwriters in the Public Offering shall be withheld from the market by the Holders for a period, not to exceed ninety days after the underwriting, which the managing underwriter determines necessary in order to affect the underwriting. In the event of an underwritten offering under this paragraph 13(b), the Company shall have the right to select the underwriters thereof.

         Holders shall bear any additional registration and qualification fees and expenses (including underwriter discounts and commissions), and any additional costs and disbursements of counsel for the Company that result from the inclusion of Eligible Shares held by the Holder in such registration, with such additional expenses of the registration being borne by the Holders pro rata on the basis of the amount of Eligible Shares so registered; provided, that if any such costs or expenses attributable solely to a Holder do not constitute a normal cost or expense of such registration, such costs or expenses shall be allocated to that Holder. In addition, the Holder shall bear the fees and costs of its own counsel. The Company shall bear all accounting expenses incident to such registration.

         In the case of a registration affected by the Company pursuant to this paragraph 13(b), the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. Each Holder holding securities included in any registration shall furnish the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration referred to in this paragraph 13(b).

             (c) Indemnification. The Company shall indemnify each Holder joining in a registration, qualification or compliance under paragraph 13(b) hereof and each underwriter who participated in the offering of such securities, and each other person, if any, who controls such Holder or underwriter within the meaning of the Act and the rules and regulations thereunder, against any legal and any other expenses reasonably incurred in connection with investigating and defending any losses, claims, expenses, damages or liabilities (or action in respect thereof), joint or several, to which such Holder or underwriter or controlling person may become subject or incur under the Act, or otherwise, by reason of any omission or alleged omission from the registration statement, prospectus, offering circular of the like, of any material fact required to be stated therein or necessary to make the statements therein not misleading, or by reason of the fact that such registration statement, prospectus, offering circular or the like, contains any untrue statement or alleged untrue statement of a material fact, or by reason of any omission or alleged omission from any preliminary prospectus or final prospectus contained in such registration statement of any material fact necessary to be stated therein in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or by reason of the fact that such prospectus contained any untrue statement or alleged untrue statement of a material fact, unless such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Holder or underwriter or controlling person and stated to be specifically for use therein. Such Holder hereby agrees that it will, upon the written request of the Company, indemnify the Company to the same extent as the foregoing indemnity from the Company to it, but only with respect to information furnished in writing by it, and stated to be specifically for use in such registration statement or preliminary prospectus or final prospectus. All references to "registration statement" in this paragraph 13(c) shall include post-effective amendments and supplements thereto.

         Each party entitled to indemnification (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonable be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this paragraph 13(c), unless such failure prejudices or impairs the Indemnifying Party's response or defense to any such claim or proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation, and no Indemnified Party shall consent to entry of any judgment of enter into any settlement with respect to any such claim or litigation without the prior written consent of the Indemnifying Party.


Initially adopted by the Board of Directors and Shareholders on May 24, 1983.